SANDSTORM GOLD ACQUIRES 2% NSR ROYALTY ON ENDEAVOUR’S HOUNDÉ GOLD MINE FROM ACACIA MINING

Vancouver, British Columbia — December 19, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSEAMERICAN: SAND, TSX: SSL) is pleased to announce that the Company has agreed to purchase an existing 2% net smelter returns royalty (“NSR Royalty”) on the producing Houndé gold mine in Burkina Faso, operated by Endeavour Mining Corporation (“Endeavour”).  The NSR Royalty will be acquired from Acacia Mining plc for US$45 million in cash and covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package. Nearly the entire Houndé Mineral Reserve of 2.1 million ounces (as of December 2014) is located on the Kari North and Kari South tenements, including the Vindaloo deposit and most of the Bouéré deposit. The NSR Royalty acquisition is expected to close in January 2018.

—Acquisition Highlights

•

Immediate Cash Flow: Commercial production was announced on October 31, 2017 and the Houndé mine is expected to produce 235,000 ounces of gold per year on average over the first four years of operations. The mine has an initial ten year mine life based on the current Mineral Reserves.

•

Strong Operator: Endeavour is a mid-tier gold producer with five operating mines in Africa. The construction of the Houndé mine was completed ahead of schedule and below budget and the asset is now Endeavour’s flagship gold mine.

•

Exploration Upside: Endeavour has set a discovery target at Houndé of 2.5 million to 3.5 million ounces of gold over the next four years with US$40 million in budgeted expenditures from 2018 to 2021. A number of the high-priority targets are on the Sandstorm royalty ground.

Sandstorm’s President and CEO Nolan Watson remarked, “The Houndé royalty is a natural fit for the Sandstorm portfolio as the asset meets all of the criteria that we look for in an acquisition. Shareholders will benefit from an immediate 10% increase in cash flow per share beginning in 2018, Endeavour has proven to be an adept operator in West Africa and we’re extremely excited about the exploration potential on what is a massive property. The nearly 500 square kilometre area that applies to the royalty is one of the largest prospective land packages in Sandstorm’s royalty portfolio and Endeavour has committed tens of millions of dollars in exploration spending in the coming years to aggressively search for new ore. Sandstorm will be a direct beneficiary of that work.”

—About Houndé

Houndé is Endeavour’s flagship asset and ranks amongst West Africa's top tier cash generating mines. The average annual production during the first four years of operations is expected to be 235,000 ounces of gold at an all-in-sustaining-cost of US$610 per ounce.

The Houndé project is located 250 kilometres southwest of Ouagadougou, the capital city of Burkina Faso. Infrastructure in the area includes a paved highway approximately 2.7 kilometres from the mine site, a 225 kV power line as close as 200 metres in some areas and a rail line that extends to the port of Abidjan, Côte d'Ivoire approximately 25 kilometres west of the deposit area.

Houndé is an open-pit mine with a 3.0 million tonne per year gravity circuit and carbon-in-leach plant. The gravity concentrate is processed through an intensive cyanide leach reactor followed by electrowinning to recover the gold. The carbon-in-leach feed is thickened and fed into a standard carbon-in-leach circuit. Construction of the project began in April 2016 and was completed in

October 2017 ahead of schedule and below budget. Commercial production was declared in early November 2017, more than two months ahead of schedule following the rapid construction and ramp-up periods, with nameplate capacity achieved within weeks following the introduction of ore into the mill. Production results to date have exceeded design parameters including recovery rates which have averaged 95%.

The mineralization at Houndé is mainly quartz stockwork-style and is weakly to moderately pyritic. The Vindaloo trend, where the bulk of the Mineral Reserves have been identified, has been drill tested for a distance of approximately 7.7 kilometres along strike and up to 350 metres depth. The intrusion-hosted zones range up to 70 metres in true thickness and average close to 20 metres true thickness along a 1.2 kilometre section of the zone called Vindaloo Main. Volcanic and sediment-hosted zones are generally less than 5 metres wide. The entire mineralized package strikes north-northeast and dips steeply to the west. The mineralization remains open both along strike and to depth.

The Sandstorm NSR Royalty covers approximately 500 square kilometers within the highly prospective Birimian Greenstone belt. Exploration drilling resumed on the property in early 2017 following a two year period of inactivity and has confirmed the occurrence of high-grade mineralization at the nearby Kari Pump as well as other targets such as Bouéré, Bombi, Koho and Kari Fault.  Endeavour has incurred approximately US$5 million in exploration spending during 2017 and has set an exploration budget of US$40 million to be spent over the next four years.

In 2018, Endeavour will undertake an exploration campaign on the Kari Pump target to test the continuity of the mineralized corridors and its extensions along strike and at depth. In addition, infill drilling will be conducted to delineate a maiden Indicated Mineral Resource at Kari Pump, expected to be released during the second half of 2018. Mineralization will also be tested at the Kari target with an exploration program on a large gold-in-soil anomaly.

For more information on the location of the exploration target areas refer to the following claim map: www.sandstormgold.com/_resources/images/Hounde_Claim-Map.jpg.

Royalty Map 48,035 ha 2% Deposits Highway Powerline Targets Kari Fault Soukou Koho Nema Kari Pump Bouere Bombi 10 kmVindaloo Plant Kari North Kari South

Royalty Map

48,035 ha

- 2% NSR
- Deposits
- Highway
- Powerline

Targets

1 Kari Fault
2 Soukou
3 Koho
4 Nema
5 Kari Pump
6 Kari
7 Bouéré
8 Bombi

N
7
5
6
8
Plant
Vindaloo
4
3
Kari North
Kari South
1
2
10 km

SANDSTORM GOLD

RESERVES AND RESOURCES

Mineral Reserves and Resources for the Houndé property are effective as of December 31, 2014.

Category	Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Proven Reserves	3.7	2.5	295
Probable Reserves	26.9	2.1	1,780
Proven & Probable Reserves	30.6	2.1	2,073
Measured Resources	3.7	2.6	305
Indicated Resources	34.1	2.1	2,242
Measured & Indicated Resources	37.8	2.1	2,546
Inferred Resources	3.2	2.6	273

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.	All Mineral Resources are reported inclusive of Mineral Reserves.
3.

Tonnages are rounded to the nearest 1,000 tonnes; gold grades are rounded to one decimal place; ounces are rounded to the nearest 1,000oz. Rounding may result in apparent summation differences between tonnes, grade and contained metal.

4.	Tonnes and grade measurements are in metric units; contained gold is in troy ounces.
5.	The reporting of Mineral Reserves and Resources are based on a gold price of US$1,300 and US$1,500 per ounce respectively.
6.	The cut-off grade used is 0.5 g/t gold.
7.	For more information see www.endeavourmining.com and the news release dated February 19, 2015.

—Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 174 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178